Item 77M mergers

In reorganizations that occurred on January 23, 2012 (the Reorganizations), each of the SunAmerica Focused Alpha Growth Fund and SunAmerica Focused Alpha Large-Cap Fund acquired the assets and assumed the liabilities of the SunAmerica Focused Alpha Growth Fund, Inc. and the Focused Alpha Large-Cap Fund, Inc., respectively (each a Predecessor Fund and together the Predecessor Funds), both closed-end registered investment companies. As a result of the Reorganizations, each of the Focused Alpha Growth Fund and Focused Alpha Large-Cap
Fund, carried forward the performance and accounting history of the corresponding Predecessor Fund, as each Predecessor Fund is the accounting survivor of the respective Reorganization. The Board of each Predecessor Fund and the Board of SunAmerica Specialty Series approved the Reorganizations on July 27, 2011 and shareholders of the Predecessor Funds approved the Reorganizations on December 19, 2011.